

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2018

Via E-mail

Chia Tiger
Chief Legal Officer and
  Head of Israel Economic Mission – Western Hemisphere
Ministry of Finance
State of Israel
800 Second Avenue, 17th Floor
New York, NY 10017

Re: State of Israel
   Registration Statement under Schedule B
   File No. 333-222598
   Filed January 18, 2018

   Form 18-K for the fiscal year ending December 31, 2007
   File No. 002-94917
   Filed June 30, 2017
   Amended on September 6, 2017, January 4, 2018 and January 17, 2018

Dear Ms. Tiger:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your documents and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

 1. To the extent possible, please update all statistics and information in the registration statement and the Form 18-K to provide the most recent data, including, for example, in the following areas:

   • Your discussion under "Political Situation" should include any material increase in hostilities;

- Consider including any recent changes in your immigration policies under "Immigration"; and
- Consider discussing any recent changes to your membership in international organizations or economic agreements under "Membership in International Orgranizations and International Economic Agreements."

<u>Population, page D-16</u>

2. Please revise your disclosure to make clear the initiatives referenced in the last paragraph under this heading. Additionally, please include discussion of any material effects of population trends on other economic factors, for example, housing.

<u>Closing Comment</u>

We remind you that you are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact me, Corey Jennings, at (202) 551-3258, or Rob Evans, Chief, Office of International Corporate Finance, at (202) 551-4852 with any questions.

Sincerely,

/s/ Corey Jennings

Corey Jennings
Special Counsel

cc: David Menchel
Arnold & Porter Kaye Scholer LLP